United States securities and exchange commission logo





                              February 8, 2023

       Jeffrey Chau
       Chief Executive Officer
       JAAG Enterprises Ltd.
       1716 13 Avenue NW
       Calgary, AB T2N 1L1
       Canada

                                                        Re: JAAG Enterprises
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 18,
2023
                                                            File No. 333-267995

       Dear Jeffrey Chau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Please note that the Sample Letter to China-Based Companies (December 20, 2021)
                                                        indicates that a
China-based issuer is a company based in, or with a majority of its operation in China or
Hong Kong. Please note that our comments referencing the PRC and/or China apply to
your operations in Hong Kong. Many of the comments contained in this letter have
numerous components. To facilitate the staff's analysis of your disclosure, your response letter
should separate each comment and component and reproduce the disclosure and the
specific location in your filing where you believe the SEC's concern is addressed. Please also
note that the headings in this comment letter and comments
 Jeffrey Chau
FirstName  LastNameJeffrey Chau
JAAG Enterprises Ltd.
Comapany8,NameJAAG
February    2023      Enterprises Ltd.
February
Page  2 8, 2023 Page 2
FirstName LastName
         themselves direct you to where the responsive disclosure should appear if it does not appear in that location already.
Cover page

2. We note your responses to prior comments 1-4. We reissue those comments, please provide requested disclosure on your cover page.
Prospectus Summary, page 1

3.       Please revise to include summary risk factor. We reissue prior comment
5.
4. In your response letter to prior comment 6, you state that the company s Hong Kong subsidiary does not require permission or approval from Chinese authorities to operate the
         Company   s or the subsidiaries' business or to offer securities to
foreign investors. The
         Company and its subsidiary are not covered by the permission requirements from the
         CSRS, CAC or other Chinese agencies." Please provide this information in your revised disclosure.
5. We note your response to prior comment 7. We reissue our comment. Please provide the requested information in your summary.
Prospectus Summary
Doing Business in Hong Kong, page 5

6. In the second to the last paragraph here and in the last paragraph on page 16, please clarify in the first sentence that the audit report was for the year ended June 30, 2022. Your current disclosure states December 31, 2020. In addition, please provide an update to this section to discuss the PCAOB's December 15, 2022 decision to vacate its previous determinations issued on December 16, 2021 with respect to its ability to inspect or investigate completely registered public accounting firms headquartered in Mainland
         China and Kong Kong.

Part II, Item 16. Exhibits and Financial Schedules, page 54

7. Refer to the listing for Exhibit 23.1. Please include a currently dated accountant's consent in the next amendment.

Note 4. Summary of Significant Accounting Policies
(f). Revenue Recognition, page F-8

8. We have reviewed your response to prior comment 26 but do not consider your response to fully address our comment in its entirety. In this regard, please further expand your disclosures in this footnote to address:
             the nature or the types of products or services you provide to your customers,
 Jeffrey Chau
JAAG Enterprises Ltd.
February 8, 2023
Page 3
              pursuant to ASC 606-10-50-12(c);
                whether you have identified a single or multiple performance obligations in your contracts with customers, pursuant to ASC 606-10-25-14 and 606-10-50-12, and how you allocate the transaction price pursuant to ASC 606-10-32-29 and 606-10-50-
              13; and,
                also include this expanded disclosure in your revenue recognition policy footnote on page 49.


       You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJeffrey Chau                               Sincerely,
Comapany NameJAAG Enterprises Ltd.
                                                             Division of
Corporation Finance
February 8, 2023 Page 3                                      Office of
Manufacturing
FirstName LastName